Exhibit 99.1

Medigus: Jeffs' Brands to Expand Sales Beyond Amazon.com into New Leading E-commerce Platforms

Tel Aviv, Israel – November 8, 2022 (GLOBE NEWSWIRE) Medigus Ltd. (Nasdaq: MDGS), a technology company engaged in advanced medical solutions, innovative internet technologies, and electric vehicle and charging solutions, announced today that Jeffs' Brands Ltd. ("Jeffs' Brands" owned 35.27% by Medigus), a data-driven E-commerce company operating on the Amazon Marketplace, has taking steps to support its growth and expansion.

Jeffs' Brands entered into an agreement with a U.S. based storage and logistics center intended to support the Jeffs' Brands' plans to sell its products directly and launch new E-commerce platforms.

Jeffs' Brands intends to offer Fulfillment by Merchant (FBM) services as Amazon continues limiting Fulfillment by Amazon (FBA) based inventory and service activities.

The storage and logistics center is located near the second largest port in the U.S., Newark Airport and close to JFK Airport in New York. The center offers an aggregate of 100,000 square feet with 20 loading docks for loading and unloading container and trucks. The center handles supply chain, inventory and order processing as well as shipping directly to end- customers.

"Having designated storage, logistics and shipping capabilities are key elements in our business future growth. The ability to store our inventory in close proximity to central logistic locations with high capacity to process orders and ensure shipping to our end customers, will enable us to start direct sales from our brand's websites, launch on new E-commerce platforms and support our FBM new activities," Victor Hakmon, Chief Executive Officer of Jeffs' Brands.

FBM allows the seller control of the entire shipping and handling process. Instead of paying a service fee and providing shipping inventory to Amazon to fulfill sales, the seller uses its resources and sends the items directly to its customers. By using FBM, a seller takes complete control of the entire process, from purchasing to shipping and receiving.

About Jeffs’ Brands Ltd.

Jeffs' Brands is transforming the world of e-commerce by creating and acquiring products and turning them into market leaders, tapping into vast, unrealized growth potential. Through Jeffs' Brands’ stellar team’s insight into the FBA Amazon business model, Jeffs' Brands is using both human capability and advanced technology to take products to the next level. For more information on Jeffs’ Brands Ltd. visit https://jeffsbrands.com.

About Medigus

Based in Israel, Medigus Ltd. (Nasdaq: MDGS) is a technology company focused on innovative growth partnerships, mainly in advanced medical solutions, digital commerce and electric vehicle markets. Medigus' affiliations in the medical solutions arena include ownership in Polyrizon Ltd. and ownership in industry 4.0 company, ScoutCam Inc. The Company’s affiliates in digital commerce include Gix Internet Ltd., Jeffs' Brands Ltd. and Eventer Technologies Ltd. In the electric vehicle market, Charging Robotics Ltd. and Revoltz Ltd. are also part of the Company’s portfolio of technology solution providers. To learn more about Medigus’ advanced technologies, please visit http://www.medigus.com/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Medigus’ current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed in any filings with the SEC. Except as otherwise required by law, Medigus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Medigus is not responsible for the contents of third-party websites.

Company Contact:

Tali Dinar

Chief Financial Officer

+972-8-6466-880

ir@medigus.com

Investor Relations Contact:

Dave Gentry

RedChip Companies Inc.

1-800-RED-CHIP (733-2447)

Or 407-491-4498

MDGS@redchip.com

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